EXHIBIT 11.1
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

For the Year Ended December 31, 2003

1.	Net income	$207,410,000
2.	Total weighted average common shares outstanding-basic	182,568,936
3.	Basic earnings per share	$1.14
4.	Total weighted average common shares outstanding-diluted	187,673,653
5.	Diluted earnings per share	$1.11